UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                   Pursuant to Section 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                     For the month of:            October 2005
                  Commission File Number:            1-8139

                           Zarlink Semiconductor Inc.
                              (Name of Registrant)

                                 400 March Road
                         Ottawa, Ontario, Canada K2K 3H4
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F |X| Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


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

On October 7, 2005 Zarlink Semiconductor Inc. issued a press release announcing that it has signed an agreement to sell the assets of its RF (radio frequency) Front-End Consumer Business to Intel Corporation (UK) Limited. Subject to closing conditions, including employee retention, the transaction is expected to close in the second half of November 2005.

A copy of the press release is being furnished as Exhibit 99.1 to this report and incorporated herein by reference.

Exhibit No.       Description
-----------       -----------

   99.1           Press release dated October 7, 2005

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       Zarlink Semiconductor Inc.

Dated: October 7, 2005                 By: /s/ Scott Milligan
                                           ------------------------------------
                                           Scott Milligan
                                           Senior Vice President of Finance and
                                           Chief Financial Officer


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

[LOGO] ZARLINK SEMICONDUCTOR                                        NEWS RELEASE

Intel To Acquire Zarlink's RF Front-End Consumer Business

OTTAWA, CANADA, October 7, 2005 - Zarlink Semiconductor Inc. (NYSE/TSX:ZL) and its UK subsidiary, Zarlink Semiconductor Limited, have signed an agreement to sell the assets of their RF (radio frequency) Front-End Consumer Business to Intel Corporation, through its wholly-owned subsidiary Intel Corporation (UK) Limited, for approximately US$68 million in cash and US$2 million in other consideration. Subject to closing conditions, including employee retention, the transaction is expected to close in the second half of November 2005.

      Zarlink's RF Front-End Consumer Business, headquartered in Swindon, United Kingdom, develops demodulator and tuner technologies for digital television products. In Fiscal 2005, the business generated revenues of US$53 million as part of the US$75 million reported by Zarlink's Consumer Communications segment.

      "This transaction places all parties in the best position to succeed," said Kirk K. Mandy, President and Chief Executive Officer, Zarlink Semiconductor. "Our RF Front-End Consumer Business will prosper as part of a company that has the scale and critical mass necessary to succeed in the consumer electronics marketplace. The transaction also allows us to focus on the network communications, optical, and ultra-low power marketplaces."

      "Zarlink's world-class RF Front-End products and technologies will be an integral part of a suite of products powering Intel's new consumer electronics platforms," said Glenda Dorchak, Vice President, Digital Home Group, General Manager, Consumer Electronics Group, Intel Corporation. "Integrating leading digital television technology into these platforms is a key step to deliver the best digital home consumer entertainment experience. The deep expertise in RF/mixed-signal technology that the Zarlink team brings is key to advancing our consumer electronics business."

      Zarlink will continue to support its remaining Consumer Communications portfolio.

About Zarlink Semiconductor

      For over 30 years, Zarlink Semiconductor has delivered semiconductor solutions that drive the capabilities of voice, enterprise, broadband and wireless communications. The Company's success is built on its technology strengths including voice and data networks, optoelectronics and ultra low-power communications. For more information, visit www.zarlink.com.

Shareholders and other individuals wishing to receive, free of charge, copies of the reports filed with the U.S. Securities and Exchange Commission and Regulatory Authorities, should visit the Company's web site at www.zarlink.com or contact investor relations.

Certain statements in this press release constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and assumptions include, among others, the following: rapid technological developments and changes; our dependence on our foundry suppliers and third-party subcontractors; increasing price and product competition; our ability to achieve profitability in the future; our exposure to currency exchange rate fluctuations and other factors inherent in our international operations; and other factors referenced in our Annual Report on Form 20-F for the fiscal year ended March 25, 2005. Investors are encouraged to consider the risks detailed in this filing.

Zarlink, ZL, and the Zarlink Semiconductor logo are trademarks of Zarlink Semiconductor Inc.

For further information:

Zarlink (Media)                             Zarlink (Investor Relations)
Michael Salter                              Mike McGinn
Media Relations                             Investor Relations
613 270-7115                                613 270-7201
michael.salter@zarlink.com                  mike.mcginn@zarlink.com